

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 9, 2016

<u>Via E-mail</u>
Mr. James S. Scully
Executive Vice President & Chief Financial Officer
Avon Products, Inc.
777 Third Avenue
New York, NY 10017

   Re: Avon Products, Inc.
      Form 10-K
      Filed February 23, 2016
      No. 1-4881

Dear Mr. Scully:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Melissa N. Rocha

           Melissa N. Rocha
           Senior Assistant Chief Accountant
           Office of Manufacturing and
           Construction